Exhibit 99.1

NEWS RELEASE
YAMANA GOLD REPORTS SECOND QUARTER 2007 RESULTS: RECORD REVENUE AND EARNINGS

Toronto, Ontario, August 7, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) is pleased to announce its financial and operating results for the quarter ended June 30, 2007.

Second Quarter Highlights from the period of April 1, 2007 to June 30, 2007 include the following:

Operational
•	Total production of 115,843 ounces of gold for the quarter and 236,450 ounces on a year to date basis.
•	Average cash cost of $(434) per ounce after by-product credits representing an improvement of 313% in cash costs from the first quarter.
•	Total concentrate production from Chapada of 50,304 tonnes for the quarter, an increase of 13.2% over the first quarter.
•	Recovery improvements and decrease in mining costs per tonne at the Chapada Mine.
•	Continued development plan at Jacobina focusing on the Canavieiras mine development with two ramps to accelerate development.
•	Pyrite sulphuric acid scoping study at Chapada completed with feasibility study advancing.
•	Gualcamayo feasibility study pending with expected production to begin in mid-2008.

Financial
•	Record quarterly sales of $183.7 million, an increase of 339% over the comparative quarter ended June 30, 2006 and an increase of 27% over the first quarter ended March 31, 2007.
•	Mine operating earnings of $106.7 million for the quarter, an increase of 829% over the comparative quarter and 40% over the first quarter.
•	Adjusted earnings for the quarter of $85.2 million before income tax effects and $76.4 million after income tax effects or $0.22 per share.
•	Net earnings for the quarter of $52.8 million or $0.15 per share (the primary difference between accounting net earnings and adjusted net earnings is non-cash mark-to-market copper hedge losses).
•	Cash flow from operations of $90.9 million before changes in non-cash working capital, representing $0.26 per share.
•
Cash balance of $89.0 million as at June 30, 2007. Accounts receivable of $72.1 million as at June 30, 2007 of which $49.7 million is expected to be collected by mid August and will further increase available cash.

•	Declared further quarterly dividend of $0.01 per share.

Exploration
•	Continued exploration efforts with significant exploration successes.
•	At the Gualcamayo project, the Amelia Ines and Magdalena deposits are showing the potential to be much larger and higher grade than originally anticipated.
•	Deep drilling program at São Francisco underway to investigate the potential resource expansion.
•	Resources expected to increase at Jacobina as exploration and development continue.
•	Intensive 20,000 metre drilling program in 174 holes ongoing at C1-Santa Luz, with the feasibility study expected by the end of 2007.
•	Additional land acquired near C1-Santa Luz expanding the target.
•	Continued exploration on the Pillar de Goias Greenstone Belt.

O ther
•
Subsequent to the quarter end, the Company announced it had signed a definitive business combination agreement with Northern Orion Resources Inc. and concurrently filed a formal offer to acquire all the outstanding shares of Meridian Gold Inc.

•
Subsequent to the quarter end, the Company entered into copper forward contracts intended to hedge copper prices.  Yamana’s strategy relating to copper is to secure a low-cost structure for gold production and increase the Company’s leverage to gold.

“During this quarter we realized major financial and operational milestones with revenue, earnings and cash flow that are multiples of prior quarters,” said Peter Marrone, chairman and chief executive officer of Yamana Gold Inc.  “Our high growth strategy through internal development, acquisitions and exploration is further demonstrating our commitment to providing value.  We remain focused on these three legs to deliver further growth in production, profitability and cash flow.  We have delivered strong financial results, with our major mine still ramping up production after construction completed and one of our mines not in full operation.”

Financial and Operating Summary

Net earnings for the quarter were $52.8 million compared to a loss for the comparative quarter ended June 30, 2006 of $58.3 million, representing an improvement of $111.1 million. Net earnings on a year to date basis were $80.2 million compared to a loss of $64.2 million for the six months ended June 30, 2006, representing an improvement of $144.4 million.  The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine since the beginning of this year.

Net earnings for the three and six months ended June 30, 2007 included certain non-cash and non-recurring charges in respect of stock-based compensation, foreign exchange gains or losses, unrealized losses on derivatives, loss on impairment of the Fazenda Nova Mine, non-production costs during business interruption (sill pillar failure costs) and a future income tax expense on foreign currency translation of inter corporate debt.

Adjusted earnings for these non-cash and non-recurring items was $85.2 million before income tax effects and $76.4 million after income tax effects for the quarter ended June 30, 2007 compared to $13.1 million for the comparative quarter.

Basic earnings per share were $0.15 and diluted earnings per share were $0.14 for the three months ended June 30, 2007.  For the six months ended June 30, 2007 basic earnings per share were $0.23 and diluted earnings per share were $0.22.  This compares to a basic and diluted loss per share of $0.21 and $0.27 for the comparative three and six month periods ended June 30, 2006, respectively.

Earnings per share adjusted for certain non-cash and non-recurring items were $0.22 per share for the quarter. This compares to adjusted earnings per share of $0.05 for the comparative quarter, representing an increase of 340%.

Revenue for the quarter was $183.7 million, an increase of 27% over the preceding quarter and approximately 339% increase over the comparative quarter ended June 30, 2006. Revenue on a year to date basis was $328.8 million, an increase of 458% over the comparative six month period ended June 30, 2006.

Revenue for the quarter included sales of 120,022 ounces of gold and 31.7 million pounds of copper.  Revenue for the six months included sales of 242,723 ounces of gold and 55.6 million pounds of copper.

The Company’s average net realized gold price during the quarter was $660 per ounce, an increase of 5% from an average net realized price of $628 per ounce during the comparative quarter. This also compares to an average spot price of $668 per ounce for the quarter. On a year to date basis, the company has realized an average net gold sale price of $653 per ounce, consistent with a spot price of $659 per ounce for the period.

Mine operating earnings were $106.7 million and $183.0 for the three and six month periods ended June 30, 2007, respectively. Mine operating earnings for the six months include earnings from the six mines.  Mine operating earnings for the comparative six month period were $16.7 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and the San Andrés Mine and Jacobina Mines as of the date of acquisition.

A total of 115,843 ounces were produced during the quarter.  On a year to date basis, the Company produced 236,450 ounces of gold. A total of 83,089 and 158,047 ounces of gold were produced by the Company’s mines during the comparative three and six month periods ended June 30, 2006 including pro forma adjustments for pre-acquisition production from existing mines.

Additionally, production for the quarter and on a year to date basis included 31.5 million pounds of copper within 50,304 tonnes of concentrate and 59.0 million pounds of copper within 94,734 tonnes of concentrate, respectively.

Gold production for the balance of the year is expected to exceed 300,000 ounces of gold and up to 350,000 ounces of gold, largely depending on accelerating the production increase at the Jacobina Mine and processing planned higher grade material at the Sao Francisco Mine.  Copper production for the balance of the year is expected to exceed 70 million pounds of copper. The Company will assess its production expectations from time to time and as it continues to gain production experience from its mines recently placed into production and will update its production schedule accordingly.

Average cash costs for the quarter were $(434) per ounce compared to $332 per ounce for the comparative quarter ended June 30, 2006 and $(105) per ounce for the previous quarter ended March 31, 2007.  Average cash costs for the six months ended June 30, 2007 were $(267) per ounce compared to $325 for the comparative six month period ended June 30, 2006.  Cash costs for the three and six month periods for the Fazenda Nova and Jacobina mines are not reflective of ongoing operations as Fazenda Nova operations are being discontinued and Jacobina operations are gradually resuming after the sill pillar failure in the first quarter. Average cash costs for the quarter excluding Fazenda Nova and Jacobina were $(557) per ounce.  On a co-product basis cash costs for the quarter were $0.72 per pound of copper and $305 per ounce of gold (excluding Fazenda Nova and Jacobina).

The Company recorded a non-recurring loss from non-production costs during business interruption of $10.4 million as a result of sill pillar failures at its Jacobina Mine during the six months ended June 30, 2007 of which $4.4 million was recognized during the second quarter. The Company has filed an insurance claim with respect to these business interruption losses. Any insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Inventory as at June 30, 2007 was $62.3 million compared to $61.0 million as at March 31, 2007 and $51.3 million as at December 31, 2006.

Cash as at June 30, 2007 was $89.0 million compared to $69.8 million as at March 31, 2007 and $69.7 million as at December 31, 2006.  As at June 30 2007, the Company had accounts receivables in the amount of $72.1 million, compared to $49.5 million as at March 31, 2007 and $6.0 million as at December 31, 2006. This increase is due to concentrate receivables as at the quarter end from Chapada Mine sales and of ordinary course as production increases at the Chapada Mine and concentrate sales increase accordingly.

Working capital as at June 30, 2007 was $120.6 million compared to $97.4 million as at March 31, 2007 and $53.0 million as at December 31, 2006. The increase in working capital is primarily related to the start up of operations at the Chapada Mine.

Cash flow from operations before changes in non-cash working capital items was $90.9 million for the quarter compared to $15.1 million for the comparative quarter ended June 30, 2006. Cash flow from operations before changes in non-cash working capital items was $159.8 million for the six month period ended June 30, 2007 compared to $22.9 million for the comparative six month period ended June 30, 2006. The increase in cash flow from operations is primarily due to start-up of operations at the Chapada Mine.

General and administrative expenses were $10.7 million and $18.9 million for the three and six month periods ended June 30, 2007 compared to $5.3 million and $8.7 million for the comparative three and six month periods ended June 30, 2006. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

The Company recorded unrealized derivative losses of $19.9 million and $28.7 million for the quarter and six months ended June 30, 2007 consisting of mark-to-market gains and losses on commodity contracts, currency contracts and warrants held.

Exploration Success

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America.

São Francisco, Brazil

Yamana has begun its previously announced deep drilling program to investigate the potential resource extension in depth at São Francisco gold mine, Mato Grosso, Brazil. When construction began at São Francisco in 2006, Yamana indicated that a deep drilling program would begin some time after the start up of operations.

Drilling to date has continued to identify mineralization.  Drill hole SF-487 returned two mineralized intervals grading 7.17 g/t Au over 1.5m (true width) and 6.08 g/t Au over 8.9 metres (true width), including 30.1 g/t Au over 1 metre (true width).  Results from SF-486 returned 4.82 g/t Au over two metres, within a zone of 1.33 g/t Au over true width of 18 metres, at a depth of 778 metres (514 metres below the final pit bottom).  The two deep holes drilled to date extend the mineralization 300 metres deeper than the current resources. Drilling will continue to investigate the deep zone to the east of the deposit.

Measured and indicated resources at São Francisco as at December 31, 2006 total 88.1 million tonnes at 0.66 g/t gold, containing 1.87 million ounces of gold (total measured resources of 36.6 million tonnes at 0.73 g/t gold and total indicated resources of 51.5 million tonnes at 0.61 g/t gold).  Additional inferred resources total 110.6 million tonnes at 0.40 g/t Au, containing 1.436 million ounces of gold. This represents a significant increase from the original feasibility study predominantly along strike of the open pit mine. Extension drilling along strike continues as well as in-fill drilling to upgrade resources to reserves.

These results continue to demonstrate the potential at São Francisco for further open pit mine life and a possible underground deposit.

C1-Santa Luz, Brazil

C1-Santa Luz is located on the Rio Itapicuru Greenstone Belt north of the Fazenda Brasileiro mine. The most recent resource estimate update for the C1 and Antas 1 contiguous deposits, completed in February 2007, is summarised in the following table:

C1/Antas 1 Mineral Resource Estimates (0.5g/t Au cut-off)
		Indicated			Inferred
	Tonnes	Au	Ounces	Tonnes	Au	Ounces
Deposit	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
C1	17,859	1.62	927	8,167	1.4	374
Antas 1	1,749	2.02	114	419	2.1	28
Total	19,608	1.65	1,041	8,586	1.5	402

(1)
The Mineral Resources for the C1/Antas 1 deposits as set out in the table above have been prepared by Chris Arnold, principal resource geologist of GRD Minproc Limited, under the direction of Ross Oliver, manager mining & geology, GRD Minproc Limited.

Year to date, a total of 8,745 metres in 59 diamond drill holes were completed primarily on Antas 3 North, which is an adjacent target to C1 with potential to increase the known resource up to 1,200 metres of strike length. Three holes were initially drilled in Antas 2; a smaller and higher grade drill target located 800 metres southwest of C1. Drill results received so far have confirmed the expansion of the open pitable resource as shown in the table below.

The most significant results from drilling at Antas 3 North and Antas 2 include:

Hole	Area	From	To	Interval	Gold Grade
		(m)	(m)	(m)	g/t Au
AT-6	Antas 3	105.9	113.0	7.1	2.38
		135.1	149.0	13.9	1.58
AT-7	Antas 3	169.9	173.0	3.1	2.65
AT-8	Antas 3	130.4	136.3	5.9	2.88
AT-9	Antas 3	148.1	166.1	17.0	1.77
AT-11	Antas 3	154.0	180.0	26.0	1.32
AT-41	Antas 3	85.6	103.0	17.4	2.52
AT-138	Antas 3	32.0	35.6	3.6	1.08
ANTR202	Antas 2	8.0	30.0	22.0	8.09
ANTR205	Antas 2	15.0	21.0	6.0	2.98
ANTR191	Antas 2	0.0	2.0	2.0	1.15
		7.0	16.0	9.0	1.84

Drill core samples from C1-Santa Luz  were analyzed for fire assay at SGS-Geosol, an ISO 9001, 2000 laboratory, in their Jacobina facility, and checked by ACME Laboratory, based in Goiania, Brazil.  Accuracy and precision of results is submitted to a systematic quality control protocol, following industry standards.

All of these results are near surface and Yamana believes that the open pit resource is likely significantly larger at grades higher than originally anticipated.

An intensive drilling program of 20,000 metres in 174 holes is currently ongoing at C1-Santa Luz, targeting an open pitable resource expansion to the south. Nine drill rigs are currently on site and Yamana expects to complete the drilling program by early October.  Drill targets included in this program are:  C1-Antas 1 in-fill, Antas 3 North, Antas 2, Antas 3 South, Mansinha and Marí which are all located within 12 km of the planned mill facilities.

The feasibility study is expected by the end of 2007 with operations beginning in early 2009.

C1-Santa Luz is significant as it further demonstrates Yamana’s commitment to organic, internal growth. Originally targeted for drilling in late 2004, C1-Santa Luz was taken to a scoping study which indicated an initial reserve although continued drilling was recommended. The February 2007 resource estimate significantly increased the known resource in the scoping study. Current and planned drilling suggest a larger deposit and at higher grades than contemplated in February.

Gualcamayo, Argentina

The feasibility study for the main Quebrada Del Diablo (QDD) deposit is pending.  In addition, a resource update for the Amelia Ines and Magdalena (AIM) satellite deposits at Gualcamayo, located approximately 1.0 and 1.5 km northwest of QDD, is in progress.

Drilling results since the 2004 resource estimate as previously disclosed include the following: Hole QD-400 (4.90 gpt Au over 149.15 m), Hole QD-403 (6.61 gpt Au over 45.22 m), Hole QD-399 (10.00 gpt Au over 21.50 m), Hole QD-389 ( 2.65 gpt Au over 78.67 m)  and Hole QD-397 ( 2.58 gpt Au over 63.96 m).  The pending resource update will account for this information.

Some of the more recent significant drill core length intercepts include QD-411 (51 metres at 2.25 g/t Au), QD-412 (114 m at 4.73 g/t Au), QD-414 (72 m at 4.4 g/t Au), QD-415 (36m at 1.58 g/t Au), QD-416 (44m at 1.22 g/t Au), QD-427 (71m at 1.99 g/t Au, including 36m at 2.70 g/t Au), QD-435 (17.7m at 3.98 g/t Au), QD-436 (32.4m at 3.23 g/t Au) and QD-439 (28 m at 4.12 g/t Au). The additional higher grade oxides outcrop along the eastern edge of the Amelia Ines deposit are easily accessible with existing road infrastructure and could therefore have a significant impact on the Gulacamayo project’s economics in the initial years of production as the average grade is more than 2.5 times that of the main QDD deposit.  These results will be included in a new AIM resource estimate used to complete an AIM feasibility study by the end of September 2007.

Yamana’s commitment to resource expansion includes further defining and increasing resources at properties or mines that become part of Yamana through acquisition. The Gualcamayo project was acquired only in late 2006 and since then significant efforts have been made at advancing the feasibility study and expanding the size of the deposit.

San Andrés, Honduras

Yamana continues to significantly expand the resource base at San Andrés. Since acquiring the property, Yamana has increased the measured and indicated resources and the resource base is expected to increase further by the end of 2007 as drilling continues. Further efforts are also underway to upgrade resources to reserves as Yamana intends to develop a mine plan providing for production of 100,000 ounces per year (currently 65,000 ounces) for a ten year period (currently approximately five years).

Pillar de Goias, Brazil

Drilling is in progress on the Pillar de Goias Greenstone Belt in central Brazil to further delineate targets. To date, there are 28 drill holes including 19 historical and 9 recently drilled by Yamana with results pending on two initial targets.

Nicaragua Exploration

Geological mapping and sampling is underway at two main targets in Siuna District, Nicaragua. Cerro Potosi has a known resource and historical drilling results. At Cerro Aeropeurto, located 1.1 kilometres south of Cerro Potosi, a historical RC hole intersected 49 metres at a grade of 2.3 g/t Au including 9 metres at 11 g/t Au, 4.5 metres at 56 g/t Au and 3 metres at 10% Zn. Cerro Potosi and Cerro Aeropeurto are early-stage targets, and may be part of the same structure.

Yamana Exploration in 2007

Yamana will continue its existing and new exploration programs for the remainder of 2007 having allocated a total budget of approximately $32 million focusing primarily at and around Gualcamayo in Argentina, on the Bahia Gold Belt near and north of Jacobina mine, on the Itapicuru Greenstone Belt north of Fazenda Brasiliero mine, on the Pillar de Goias Greenstone Belt and on the Guapore Greenstone Belt south of the São Francisco mine.  Yamana will continue to provide regular exploration updates throughout the year.

The exploration programs are being supervised by Dr. Evandro Cintra, P. Geo., vice president, exploration of Yamana Gold who is a Qualified Person as defined by National Instrument 43-101.  Dr. Cintra has verified the data disclosed and has reviewed and approved the contents of this press release.

A conference call and audio webcast has been scheduled for August 8, 2007 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Toll Free (North America):	800-591-7539
International:	+1 416-915-5761
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21241412#
Replay Toll Free Call:	877-289-8525 Passcode 21241412#

The conference call replay will be available from 1:20 p.m. E.T. on August 8, 2007 until 11:59 p.m. E.T. on August 15, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Charles Main Vice President, Finance and Chief Financial Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com

MEDIA CONTACT: Mansfield Communications Inc. Rob Ireland (416) 599-0024

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)
the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”).  Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc.  No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)
The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.  UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources are not mineral reserves and have not demonstrated economic viability.  Other than as disclosed, the effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Annual Information Form of Yamana for the year ended December 31, 2006 available under Yamana’s profile at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Yamana Gold Inc.
For the Second Quarter Ended June 30, 2007

Management’s Discussion and Analysis of Operations and Financial Condition

(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.           HIGHLIGHTS

Operational
•	Total production of 115,843 ounces of gold for the quarter and 236,450 ounces on a year to date basis.
•	Average cash cost of $(434) per ounce after by-product credits representing an improvement of 313% in cash costs from the first quarter.
•	Total concentrate production from Chapada of 50,304 tonnes for the quarter, an increase of 13.2% over the first quarter.
•	Recovery improvements and decrease in mining costs per tonne at the Chapada Mine.
•	Continued development plan at Jacobina focusing on the Canavieiras mine development with two ramps to accelerate development.
•	Pyrite sulphuric acid scoping study at Chapada completed with feasibility study advancing.
•	Gualcamayo feasibility study pending with expected production to begin in mid-2008.

Financial
•	Record quarterly sales of $ 183.7 million, an increase of 339% over the comparative quarter ended June 30, 2006 and an increase of 27% over the first quarter ended March 31, 2007.
•	Mine operating earnings of $ 106.7 million for the quarter, an increase of 829% over the comparative quarter and 40% over the first quarter.
•	Adjusted earnings for the quarter of $85.2 million before income tax effects and $76.4 million after income tax effects or $0.22 per share.
•	Net earnings for the quarter of $52.8 million or $0.15 per share (the primary difference between accounting net earnings and adjusted net earnings is non-cash mark-to-market copper hedge losses).
•	Cash flow from operations of $ 90.9 million before changes in non-cash working capital.
•
Cash balance of $  89.0 million as at June 30, 2007. Accounts receivable of $72.1 million as at June 30, 2007 of which $49.7 million is expected to be collected by mid August and will further increase available cash.

•	Declared further quarterly dividend of $0.01 per share.

Exploration
•	Continued exploration efforts with significant exploration successes.
•	At the Gualcamayo project, the Amelia Ines and Magdalena deposits are showing the potential to be much larger and higher grade than originally anticipated.
•	Deep drilling program at São Francisco underway to investigate the potential resource expansion.
•	Resources expected to increase at Jacobina as exploration and development continues.
•	Intensive 20,000 metre drilling program in 174 holes ongoing at C1-Santa Luz, with the feasibility study expected by the end of 2007.
•	Additional land acquired near C1-Santa Luz expanding the target.
•	Continued exploration on the Pillar de Goias Greenstone Belt.

Other
•
Subsequent to the quarter end, the Company announced it had signed a definitive business combination agreement with Northern Orion Resources Inc. and concurrently filed a formal offer to acquire all the outstanding shares of Meridian Gold Inc.  Details provided in section 4 “Business Acquisitions”.

•
Subsequent to the quarter end, the Company entered into copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.  One of the benefits of these hedges is that it increases the impact of gold to the Company’s unhedged revenue and as such increases the Company’s leverage to gold.

2.           OVERVIEW OF FINANCIAL RESULTS

Net earnings for the quarter were $52.8 million compared to a loss for the comparative quarter ended June 30, 2006 of $58.3 million, representing an improvement of $111.1 million. Net earnings on a year to date basis were $80.2 million compared to a loss of $64.2 million for the six months ended June 30, 2006, representing an improvement of $144.4 million.  The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine since the beginning of this year.

Net earnings for the three and six months ended June 30, 2007 included certain non-cash and non-recurring charges in respect of stock-based compensation, foreign exchange gains or losses, unrealized losses on derivatives, loss on impairment of the Fazenda Nova Mine, non-production costs during business interruption (sill pillar failure costs) and a future income tax expense on foreign currency translation of inter corporate debt.

Adjusted earnings for these non-cash and non-recurring items was $85.2 million before income tax effects and $76.4 million after income tax effects for the quarter ended June 30, 2007 compared to $13.1 million for the comparative quarter.  The following table summarizes adjusted net earnings for the three and six month periods ended June 30, 2007 with comparative figures for the three and six month periods ended June 30, 2006:

	Three months ended		Six months ended
A non-GAAP Measure (in thousands of dollars)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net earnings (loss) per consolidated financial statements	$52,761	$(58,312)	$80,186	$(64,219)

Adjustments:
Stock-based compensation	137	37,540	561	37,540
Foreign exchange loss (gain)	5,275	(2,100)	6,693	(5,593)
Unrealized loss on derivatives	19,931	11,390	28,700	20,286
Loss on impairment of the Fazenda Nova Mine and sill pillar failure expense	4,440	–	12,286	–
Future income tax (recovery) expense on foreign currency translation of inter corporate debt	2,680	(122)	7,863	1,548
Debt repayment expense	–	24,750	–	24,750

Adjusted earnings before income tax effects	85,224	13,146	136,289	14,312
Income tax effect of adjustments	(8,795)	–	(10,986)	–

Adjusted net earnings	$76,429	$13,146	$125,303	$14,312

Adjusted net earnings per share	$0.22	$0.05	$0.35	$0.06

Basic earnings per share were $0.15 and diluted earnings per share were $0.14 for the three months ended June 30, 2007.  For the six months ended June 30, 2007 basic earnings per share were $0.23 and diluted earnings per share were $0.22.  This compares to a basic and diluted loss per share of $0.21 and $0.27 for the comparative three and six month periods ended June 30, 2006, respectively.

Earnings per share adjusted for certain non-cash and non-recurring items were $0.22 per share for the quarter. This compares to adjusted earnings per share of $0.05 for the comparative quarter, representing an increase of 340%.

Revenue for the quarter was $ 183.7 million, an increase of 27% over the preceding quarter and approximately 339% increase over the comparative quarter ended June 30, 2006. Revenue on a year to date basis was $328.8 million, an increase of 458% over the comparative six month period ended June 30, 2006.

Revenue for the quarter included sales of 120,022 ounces of gold and 31.7 million pounds of copper.  Revenue for the six months included sales of 242,723 ounces of gold and 55.6 million pounds of copper.

The Company’s average net realized gold price during the quarter was $660 per ounce, an increase of 5% from an average net realized price of $628 per ounce during the comparative quarter. This also compares to an average spot price of $668 per ounce for the quarter. On a year to date basis, the company has realized an average net gold sale price of $653 per ounce, consistent with a spot price of $659 per ounce for the period.

Mine operating earnings were $ 106.7 million and $183.0 for the three and six month periods ended June 30, 2007, respectively. Mine operating earnings for the six months include earnings from the six mines.  Mine operating earnings for the comparative six month period were $16.7 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and the San Andrés Mine and Jacobina Mines as of the date of acquisition.

A total of 115,843 ounces were produced during the quarter.  On a year to date basis, the Company produced 236,450 ounces of gold. A total of 83,089 and 158,047 ounces of gold were produced by the Company’s mines during the comparative three and six month periods ended June 30, 2006 including pro forma adjustments for pre-acquisition production from existing mines.

Additionally, production for the quarter and on a year to date basis included 31.5 million pounds of copper within 50,304 tonnes of concentrate and 59.0 million pounds of copper within 94,734 tonnes of concentrate, respectively.

Gold production for the balance of the year is expected to exceed 300,000 ounces of gold and up to 350,000 ounces of gold, largely depending on accelerating the production increase at the Jacobina Mine and processing planned higher grade material at the Sao Francisco Mine.  Copper production for the balance of the year is expected to exceed 70 million pounds of copper. The Company will assess its production expectations from time to time and as it continues to gain production experience from its mines recently placed into production and will update its production schedule accordingly.

Average cash costs for the quarter were $(434) per ounce compared to $332 per ounce for the comparative quarter ended June 30, 2006 and $(105) per ounce for the previous quarter ended March 31, 2007.  Average cash costs for the six months ended June 30, 2007 were $(267) per ounce compared to $325 for the comparative six month period ended June 30, 2006.  Cash costs for the three and six month periods for the Fazenda Nova and Jacobina mines are not reflective of ongoing operations as Fazenda Nova operations are being discontinued and Jacobina operations are gradually resuming after  the sill pillar failure in the first quarter. Average cash costs for the quarter excluding Fazenda Nova and Jacobina were $(557) per ounce.  On a co-product basis cash costs for the quarter were $0.72 per pound of copper and $305 per ounce of gold (excluding Fazenda Nova and Jacobina).

The Company recorded a non-recurring loss from non-production costs during business interruption of $10.4 million as a result of sill pillar failures at its Jacobina Mine during the six months ended June 30, 2007 of which $4.4 million was recognized during the second quarter. The Company has filed an insurance claim with respect to these business interruption losses. Any insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Inventory as at June 30, 2007 was $62.3 million compared to $61.0 million as at March 31, 2007 and $51.3 million as at December 31, 2006.

Cash as at June 30, 2007 was $89.0 million compared to $69.8 million as at March 31, 2007 and $69.7 million as at December 31, 2006.  As at June 30 2007, the Company had accounts receivables in the amount of $72.1 million, compared to $49.5 million as at March 31, 2007 and $6.0 million as at December 31, 2006. This increase is due to concentrate receivables as at the quarter end from Chapada Mine sales and of ordinary course as production increases at the Chapada Mine and concentrate sales increase accordingly.

Working capital as at June 30, 2007 was $120.6 million compared to $97.4 million as at March 31, 2007 and $53.0 million as at December 31, 2006. The increase in working capital is primarily related to the start up of operations at the Chapada Mine.

Cash flow from operations before changes in non-cash working capital items was $90.9 million for the quarter compared to $15.1 million for the comparative quarter ended June 30, 2006. Cash flow from operations before changes in non-cash working capital items was $159.8 million for the six month period ended June 30, 2007 compared to $22.9 million for the comparative six month period ended June 30, 2006. The increase in cash flow from operations is primarily due to start-up of operations at the Chapada Mine.

General and administrative expenses were $10.7 million and $18.9 million for the three and six month periods ended June 30, 2007 compared to $5.3 million and $8.7 million for the comparative three and six month periods ended June 30, 2006. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

The Company recorded unrealized derivative losses of $19.9 million and $28.7 million for the quarter and six months ended June 30, 2007 consisting of mark-to-market gains and losses on commodity contracts, currency contracts and warrants held.

The table below presents selected quarterly financial and operating data:

(Unaudited)	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006

Financial results (in thousands of dollars)
Revenue (i)	$183,667	$145,133	$59,950	$50,299
Net earnings (loss) for the period	$52,761	$27,426	$6,140	$(12,085)

Per share financial results
Basic earnings (loss) per share	$0.15	$0.08	$0.02	$(0.04)
Diluted earnings (loss) per share	$0.14	$0.07	$0.02	$(0.04)

Financial Position (in thousands of dollars)
Total assets	$2,407,179	$2,267,075	$2,181,192	$1,433,890
Total long-term liabilities	$430,303	$384,455	$364,141	$181,535

Gold sales (ounces): (iv)
Brazil
Chapada	47,427	33,723	–	–
São Francisco	25,622	34,880	33,723	21,828
Jacobina	9,451	9,676	19,867	20,221
Fazenda Brasileiro	20,992	20,799	20,574	19,835
Fazenda Nova	1,704	5,272	6,816	6,140

Total Brazil	105,196	104,350	80,980	68,024

Central America
San Andrés	14,826	18,349	16,260	14,578

	120,022	122,699	97,240	82,602

Copper Contained in Concentrate sales (in millions of pounds):
Chapada	31.7	23.9	–	–

Copper Concentrate sales (tonnes):
Chapada	56,183	40,615	–	–

Gold production (ounces):
Commercial production:
Brazil
Chapada	44,027	38,954	–	–
São Francisco	24,988	31,261	37,089	20,789
Jacobina	11,447	7,076	20,880	19,321
Fazenda Brasileiro	19,060	22,317	20,443	18,569
Fazenda Nova	2,380	4,047	7,853	6,548

Total Brazil	101,902	103,655	86,265	65,227

Central America
San Andrés	13,941	16,952	18,298	14,685

Commercial production	115,843	120,607	104,563	79,912

Pre-operation production:
Chapada	–	–	7,881	–
São Francisco	–	–	–	8,869

Total production	115,843	120,607	112,444	88,781

Copper Contained in Concentrate production (in millions of pounds):
Chapada	31.5	27.4	–	–

Copper Concentrate production (tonnes):
Chapada	50,304	44,430	–	–

Non-GAAP Measures (v)

Cash costs per ounce produced: (iii),(iv)
Brazil
Chapada	$(1,789)	$(1,077)	$–	$–
São Francisco	$340	$328	$284	$314
Jacobina	$448	$470	$332	$317
Fazenda Brasileiro	$418	$330	$357	$356
Fazenda Nova	$589	$551	$305	$306

Average Brazil	$(547)	$(181)	$315	$325

Central America
San Andrés	$391	$359	$349	$386

Average production cost per ounce	$(434)	$(105)	$321	$337

Average gold price realized per ounce: (i),(iv)
Brazil
Chapada	$664	$652	$–	$–
São Francisco	$657	$637	$620	$613
Jacobina	$666	$650	$619	$620
Fazenda Brasileiro	$655	$639	$618	$615
Fazenda Nova	$654	$648	$628	$610

Average Brazil	$660	$644	$620	$615

Central America
San Andrés	$662	$652	$614	$615

Average price realized per ounce	$660	$645	$619	$615

Average copper price realized per pound
Chapada (excluding hedge contracts)	$3.59	$2.81	$–	$–

Operating statistics (iv)
Gold ore grade (g/t):
Brazil
Chapada	0.54	0.57	–	–
São Francisco	0.52	0.52	0.74	0.58
Jacobina	1.59	1.76	1.91	1.72
Fazenda Brasileiro	2.47	2.93	2.80	2.54
Fazenda Nova	0.52	0.46	0.57	0.63
Central America

San Andrés	0.58	0.58	0.63	0.63

Copper ore grade (%)
Chapada	0.51	0.47	–	–

Concentrate grade
Gold (g/t)	27.2	27.3	–	–
Copper (%)	28.4	28.0	–	–

Gold recovery rate (%):
Brazil
Chapada	79.2	66.6	–	–
São Francisco (ii)	76.7	104.1	67.2	60.6
Jacobina	95.1	95.1	95.3	93.6
Fazenda Brasileiro	93.9	93.9	93.6	93.0
Fazenda Nova	117.6	89.7	93.3	70.0
Central America
San Andrés	94.0	88.4	79.3	80.0

Copper recovery rate (%):
Chapada	88.9	83.6	–	–

(Unaudited)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005

Revenues	$41,882	$17,074	$16,655	$10,749
Net earnings (loss) for the period	$(58,312)	$(5,907)	$(73)	$3,246

Per share financial results
Basic and diluted earnings
(loss) per share	$(0.21)	$(0.03)	$0.00	$0.02

Financial Position (in thousands of dollars)
Total assets	$1,448,069	$529,954	$468,446	$345,206
Total long-term liabilities	$186,389	$134,426	$122,030	$118,557

Gold sales (ounces): (iv)
Brazil
Fazenda Brasileiro	19,803	15,109	19,257	16,137
Fazenda Nova	6,044	9,484	15,463	8,809
Jacobina	24,014	–	–	–

Total Brazil	49,861	24,593	34,720	24,946

Central America
San Andrés	17,319	6,327	–	–

Sales from operations held for sale
La Libertad	6,508	–	–	–

	73,688	30,920	34,720	24,946

Gold production (ounces):
Commercial production:
Brazil
Fazenda Brasileiro	19,658	17,743	17,810	19,558
Fazenda Nova	5,893	9,549	12,740	10,364
Jacobina	22,333	–	–	–

Total Brazil	47,884	27,292	30,550	29,922

Central America
San Andrés	17,082	6,727	–	–

Commercial production	64,966	34,019	30,550	29,922

Pre-operation production:
São Francisco Pilot Plant	12,194	1,187	1,212	1,033

	77,160	35,206	31,762	30,955

Pro forma adjustments:
Pre-acquisition production
San Andrés	–	13,987	–	–
Jacobina	–	18,974	–	–
Post acquisition production
from operations sold - La Libertad	5,929	6,791	–	–

Total pro-forma production	5,929	39,752	–	–

Total production	83,089	74,958	31,762	30,955

Non-GAAP Measures (v)
Per ounce data:
Cash costs per ounce produced: (iii),(iv)
Fazenda Brasileiro	$334	$353	$357	$332
Fazenda Nova	$392	$216	$177	$215
Jacobina	$331	$–	$–	$–

Average Brazil	$340	$305	$282	$291

Central America
San Andrés	$311	$271	$–	$–

Average Production cost per ounce	$332	$290	$282	$291

Average gold price realized per ounce: (i),(iii)
Fazenda Brasileiro	$628	$552	$483	$436
Fazenda Nova	$633	$567	$487	$433
Jacobina	$628	$–	$–	$–

Average Brazil	$629	$557	$485	$435

Central America
San Andrés	$626	$553	$–	$–

Average price realized per ounce	$628	$555	$485	$435

Operating statistics (iv)
Gold ore grade (g/t):
Fazenda Brasileiro	2.80	2.40	2.31	2.47
Fazenda Nova	0.60	0.89	0.87	0.86
Jacobina	2.03	–	–	–
Central America
San Andrés	0.68	0.74	–	–

Gold recovery rate (%):
Fazenda Brasileiro	93.0	88.2	88.3	89.6
Fazenda Nova	65.0	80.0	90.0	78.0
Jacobina	93.8	–	–	–
Central America
San Andrés	98.1	88.6	–	–

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on net sales.
(ii)	Fazenda Nova recovery rate for the quarter ended June 30, 2007 and São Francisco recovery rate for quarter ended March 31, 2007 is in excess of 100% due to draw down of gold contained in ore on heap leach pads. Recovery grade calculated as recovered ounces divided by the quantity of ounces stacked in the month.
(iii)	Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iv)	During commercial production.
(v)	A cautionary note regarding non-GAAP measures follows below.

3.           NON-GAAP MEASURES

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings and adjusted net earnings per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. For the purposes of co-product cash cost calculation purposes, the Company assumes that operating costs are attributable to copper and gold on a 70/30 split. The attributable costs will vary from time to time and would be influenced by a number of factors including current market terms for treatment and refining costs and customer mix.  Cost of sales under Canadian GAAP and cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.

The Company uses the financial measures “adjusted net earnings” and “adjusted net earnings per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or net earnings per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings and adjusted net earnings per share are calculated as net earnings excluding (a) stock based compensation, (b) foreign exchange loss (gain), (c) future income tax expense on the translation of foreign currency inter corporate debt, (d) unrealized losses on derivatives, (e) impairment losses, (f) non-production costs during business interruption and (g) debt repayment expense. The terms “adjusted net earnings” and “adjusted net earnings per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings and adjusted net earnings per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings and adjusted net earnings per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

4.           BUSINESS ACQUISITIONS

Subsequent to the period end, the Company signed a definitive business combination agreement with Northern Orion Resources Inc. (“Northern Orion”) whereby the Company will acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana share for each Northern Orion share.  Concurrently, the Company filed a formal offer for all of the outstanding common shares of Meridian Gold Inc. (“Meridian”).  The offer to Meridian shareholders entitles shareholders to receive 2.235 Yamana common shares plus C$3.15 in cash for each Meridian common share tendered and taken up by the Company. The offer will remain open until August 27, 2007, unless it is withdrawn or extended by the Company.

The premium to Northern Orion shareholders was approximately 28.4% based on the respective average closing prices for Yamana shares and Northern Orion shares for the 20 trading days on the TSX immediately preceding the June 27, 2007 announcement date.

The premium to Meridian shareholders was approximately 24.6% based on the respective average closing prices for Yamana and Meridian shares for the 20 trading days on the TSX immediately preceding the June 27, 2007 announcement date.

The Northern Orion transaction is subject to customary conditions including receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion.  It is also conditional on at least 66 2/3% of the fully diluted outstanding Meridian common shares having been tendered to the Yamana offer.  The Northern Orion shareholder meeting to consider the business combination is currently scheduled for August 22, 2007, approximately five days prior to the expiry of Yamana’s offer to Meridian shareholders.

As part of the Northern Orion transaction, Northern Orion has agreed to enter into a definitive loan agreement with the Company for an amount of $200 million bearing interest at LIBOR plus 2%, repayable on the earlier of 12 months from the initial drawdown and 30 days following the acquisition by the Company of 100% of the fully diluted issued and outstanding shares of Meridian.  The first drawdown under the loan is conditional upon at least 66⅔% of the fully diluted issued and outstanding shares of Meridian having been tendered, and not withdrawn, to the offer.  The loan is not conditional upon the completion of the Northern Orion Transaction, and will not terminate in the event the termination of the Northern Orion Agreement, except in the case of a material breach of covenants by the Company and provided that another acquisition proposal for Northern Orion has not been made.

To complete the Meridian offer and the Northern Orion transaction, Yamana will issue approximately 309.8 million new common shares (226.1 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) and pay cash consideration of approximately $305 million (C$3.15 per share) to Meridian shareholders.  The cash consideration will be funded from the Northern Orion $200 million loan, internally generated cash and/or the Company’s existing $300 million revolving line of credit facility.  On an issued basis, the pro rata shareholdings of the combined company are anticipated to be: 53.4% existing Yamana shareholders, 34.0% existing Meridian shareholders and 12.6% existing Northern Orion shareholders.

The Company believes that the proposed business combination presents an opportunity to create a stronger cash flow generating gold mining company.

5.           MINES AND DEVELOPMENT PROJECTS

Total gold production for the quarter was 115,843 ounces. Gold production for the six months was 236,450 ounces. The following chart summarizes commercial gold production and cash costs per ounce for the quarter ended June 30, 2007 with comparative figures for the quarter ended June 30, 2006 by mine:

	For the three months ended

	June 30, 2007			June 30, 2006
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)		Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Brazil

Chapada	44,027		$(1,789)	–		$–
São Francisco	24,988		$340	–		$–
Jacobina	11,447		$448	22,333		$331
Fazenda Brasileiro	19,060		$418	19,658		$334
Fazenda Nova	2,380		$589	5,893		$392

Total Brazil	101,902		$(547)	47,884		$340

Central America
San Andrés	13,941		$391	17,082		$311

Commercial Production	115,843		$(434)	64,966		$332

Pre-commercial Production
São Francisco	–	$	N/A	12,194	$	N/A

Post acquisition production from
Operations held for sale – La Libertad	–	N/A		5,929	N/A

TOTAL PRODUCTION	115,843	$	N/A	83,089	$	N/A

The following chart summarizes commercial gold production and cash costs per ounce for the six months ended June 30, 2007 with comparative figures for the six months ended June 30, 2006 by mine:

	For the six months ended

	June 30, 2007			June 30, 2006
	Production (oz.)		Cash costs per oz. (a non-GAAP measure)	Production (oz.)		Cash costs per oz. (a non-GAAP measure)

Brazil

Chapada	82,981		$(1,455)	–		$–
São Francisco	56,249		$333	–		$–
Jacobina	18,524		$456	22,333		$331
Fazenda Brasileiro	41,376		$371	37,401		$334
Fazenda Nova	6,427		$565	15,442		$392

Total Brazil	205,557		$(363)	75,176		$340

Central America
San Andrés	30,893		$373	23,809		$310

Commercial Production	236,450		$(267)	98,985		$332

Pre-commercial Production
São Francisco	–	$	N/A	13,381	$	N/A

Pre acquisition production from
San Andres	–	$	N/A	13,987		N/A
Jacobina	–	$	N/A	18,974		N/A
Post acquisition production from
Operations held for sale – La Libertad	–	$	N/A	12,720	$	N/A

TOTAL PRODUCTION	236,450	$	N/A	158,047	$	N/A

In addition to gold production, the Company produced a total of 31.5 million pounds of copper contained in concentrate from its Chapada Mine for the quarter.  A total of 59.0 million pounds of copper contained in concentrate were produced for the six months. A total of 50,304 tonnes and 94,734 tonnes of concentrate were produced during the three and six months ended June 30, 2007, respectively.  There was neither copper production nor concentrate production for the comparative periods.

Mine operating earnings for the quarter were $106.7 million, an increase of 829% from mine operating earnings of $11.5 million for the comparative quarter ended June 30, 2006 and an increase of 40% over the first quarter of the fiscal year 2007.

The following chart summarizes mine operating earnings by mine for the six months ended June 30, 2007 with comparatives for the six months ended June 30, 2006:

(in thousands of dollars)	June 30, 2007	Percentage	June 30, 2006	Percentage

Chapada	$167,381	91.4%	$–	–
São Francisco	10,949	6.0%	–	–
Jacobina	(3,173)	(1.7%)	2,595	15.6%
San Andrés	7,706	4.2%	5,414	32.5%
Fazenda Brasileiro	4,860	2.7%	4,635	27.8%
Fazenda Nova	(4,689)	(2.6%)	4,016	24.1%

	$183,034	100%	$16,660	100%

Revenue for the quarter was $183.7 million from the sale of 120,022 ounces of gold and 31.7 million pounds of copper contained in concentrate. This compares to revenue of $41.9 million from the sale of 73,688 ounces of gold for the comparative quarter ended June 30, 2006. There were no sales from copper concentrate for the comparative quarter.

The following chart summarizes revenue by mine for the six months ended June 30, 2007 with comparatives for the six months ended June 30, 2006:

(in thousands of dollars)	June 30, 2007	Percentage	June 30, 2006	Percentage

Chapada	$223,809	68.1%	$–	0.0%
São Francisco	39,181	11.9%	–	0.0%
Jacobina	12,460	3.8%	14,986	25.4%
San Andrés	21,779	6.6%	14,300	24.3%
Fazenda Brasileiro	27,040	8.2%	20,599	34.9%
Fazenda Nova	4,531	1.4%	9,111	15.5%

	$328,800	100%	$58,996	100%

Inventory as at June 30, 2007 was $62.3 million compared to $61 million as at March 31, 2007 and to $51.3 million as at December 31, 2006. Inventory increased as a result commercial production commencing at the Chapada Mine in February 2007, thereby increasing in circuit plant inventory and concentrate inventory.

CHAPADA MINE

	For the three months ended	For the six months ended
Operating Statistics	June 30, 2007	June 30, 2007

Production
Ore mined	5,160,617 tonnes	8,725,918 tonnes

Ore grade Gold	0.54 g/t	0.56 g/t
Ore grade Copper	0.51%	0.49%

Concentrate	50,304 tonnes	94,734 tonnes
Gold contained in concentrate	44,027 ounces	82,981 ounces
Copper contained in concentrate	31.5 million pounds	59.0 million pounds

Gold grade	27.2 g/t	27.3 g/t
Copper grade	28.4%	28.2%

Recovery rate
Gold	79.2%	72.9%
Copper	88.9%	86.3%

Sales
Concentrate	56,183 tonnes	96,798 tonnes
Payable gold contained in concentrate	47,427 ounces	81,150 ounces
Payable copper contained in concentrate	31.7 million pounds	55.6 million pounds

Cash costs per ounce produced	$ (1,789)	$ (1,455)

Commercial production was declared at the Chapada Mine ahead of schedule on February 11, 2007.

The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to optimize the mill and increase throughput during the remainder of the year.  Quarterly ore production of 5.2 million tonnes annualized represents an annualized production rate of over 20 million tonnes which is higher than design plant capacity. The vertimill commenced operation in mid April. Combined with refinements to the ore grinding size, selection of reagents and management of the circulating load, it is anticipated that recovery rates will continue to increase during the balance of the year. Recovery rates for the second improved relative to the first quarter for both gold and copper.

Chapada produced 50,304 tonnes of concentrate in the second quarter.  For the third and fourth quarter concentrate production is forecast to be approximately 60,000 tonnes per quarter.  On a year to date basis it produced 94,734 tonnes of concentrate. Concentrate production increased by 13% from the first quarter and is expected to rise further for the remainder of the year.

Gold contained in concentrate production was 44,027 ounces for the quarter at cash costs after by-product credit of $(1,789) per ounce. This compares to gold contained in concentrate production of 38,954 ounces for the first quarter at cash costs of $(1,077) per ounce.

Copper contained in concentrate revenue is applied as a by-product credit in the determination of cash costs per ounce of gold produced. On a co-product basis cash costs at Chapada during the quarter were approximately $0.72 per pound of copper and $209 per ounce of gold.  Total gold contained in concentrate produced for the six months was 82,981 ounces at cash costs of $(1,455) per ounce after by-product credits.  The Company measures cash costs based on the aggregate of all treatment, refining and transportation costs incurred for all copper and gold sold during the quarter rather than only costs attributed to ounces of gold and pounds of copper produced during the quarter.

Total revenue for the quarter net of sales taxes, treatment and refining costs during the quarter was $135.9 million and $223.8 million on a year to date basis. Associated transportation costs were approximately $9.2 million and $15.9 million for the respective periods. As at June 30, 2007 the Company had receivables in the amount of $65.5 million in respect of concentrate sales. Increases in second quarter revenues due to final pricing adjustments on first quarter sales were $2.0 million.  As at June 30, 2007, revenues included 40.3 million pounds of copper recorded at $3.38 per pound that were still subject to final pricing adjustments.

Ore grades for the second quarter (gold - 0.54 g/t; copper – 0.51%) were fairly consistent with that of the first quarter (gold – 0.57 g/t; copper – 0.47%).  Improvements in throughput and recoveries are expected for the balance of the year.

A total of 5.2 million tonnes of ore were mined at average costs of $1.54 per tonne of ore during the quarter, representing an increase of 45% in tonnes mined over the first quarter and a decrease in mining costs per tonne of 22% over the first quarter.

Mine operating earnings for the quarter from the Chapada Mine were $100.7 million, making it the Company’s most profitable mine.  Mine operating earnings for the six months ended June 30, 2007 were $167.4 million.  Waste removal has now been contracted out and 18 Randan trucks are being redeployed at other mines as part of a cost reduction and efficiency program.  There were no mine operating earnings for the comparative periods from the Chapada Mine as the mine was still under construction in 2006.

The Company has completed a scoping study to evaluate the potential of a pyrite recovery circuit to roast pyrite to produce sulphuric acid for the fertilizer and mining industry. The final feasibility report is expected by the end of 2007.  This initiative would provide an additional source of revenue and further increase copper and gold recovery rates.

SÃO FRANCISCO MINE

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Gold production	24,988 ounces	–	56,249 ounces	–
Gold sales	25,622 ounces	–	60,502 ounces	–

Cash costs per ounce produced	$ 340	–	$ 333	–

Grade	0.52 g/t	–	0.52 g/t	–
Recovery rate	76.7%	–	89.9%	–
Tonnes mined	1,937,562	–	3,735,374	–

A total of 24,988 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 31,261 ounces of gold during the first quarter of 2007 for total production of 56,249 ounces for the year. There was no production from the São Francisco Mine for the comparative quarter ended June 30, 2006 as the mine was under construction with commercial production declared August 1, 2006.

Production at São Francisco was lower than previously forecast due to the fact that material which had previously been considered waste turned out to be mineralized and thus was put on the leach pads. While this means that production in the short term is lower it also means that total ore reserves are higher thus extending the mine life. It also accounts for costs being higher than previously forecast.

Average cash costs per ounce for the quarter were $340 per ounce, an increase of    3.7% from the quarter ended March 31, 2007. The increase in cash costs were a result of mining more dump leach ore during the quarter compared to that of the quarter ended March 31, 2007.

In March 2007, a currency hedge was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R$-US$ exchange rate. This hedge continues to help improve cash costs and will provide protection against a strengthening Brazilian Real.

The average ore grade for the quarter was 0.52 g/t which is consistent with that of the first quarter.

Mine operating earnings for the quarter were $5.1 million compared to $5.8 million for the quarter ended March 31, 2007. Revenue for the quarter amounted to $16.8 million from the sale of 25,622 ounces of gold. This compares to revenue of $22.4 million from a total of 34,880 ounces sold during the first quarter.

Operations at São Francisco subsequent to the second quarter will begin to mine a higher percentage of the higher grade material and production and cash costs are expected to improve over the balance of the year.  Additional ramp access to the open pit has been created in order to reduce haulage costs.  Further, waste removal is now under contract to reduce waste removal costs and allow the Company to concentrate on operations and grade control.  Improvements in sampling procedures are also expected to reduce dilution of higher grade material.

JACOBINA

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006 (i)

Gold production	11,447 ounces	22,333 ounces	18,523 ounces	22,333 ounces
Gold sales	9,451 ounces	24,014 ounces	19,127 ounces	24,014 ounces

Cash costs per ounce produced	$ 448	$ 331	$ 456	$ 331

Grade	1.59 g/t	2.03 g/t	1.65 g/t	2.03 g/t
Recovery rate	95.1%	93.8%	94.8%	93.8%
Tonnes mined	221,901	361,637	368,084	361,637
Tonnes milled	235,514	364,938	368,084	364,938

(i) Includes production statistics from the date of acquisition of April 15, 2006

A total of 11,447 ounces of gold was produced at the Jacobina Mine during the second quarter.  Production at Jacobina resumed on a gradual basis during the second quarter following implementation of additional safety protocols and recommendations of rock mechanics advisers after certain sill pillar failures in historically mined areas earlier this year.  Production is expected to increase in the third quarter and further in the fourth quarter.   As part of a cost reduction initiative new mining equipment has been received after the quarter end.  Production from the Jacobina Mine for the comparative quarter ended June 30, 2006 was 22,333 ounces of gold at an average cash costs of $331 per ounce. Production for the six months ended June 30, 2006 totaled 18,524 ounces of gold.

Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day by the first quarter of 2008 and to 8,500 tonnes per day by the end of 2008.  Current forecast production for 2008 is 150,000 to 160,000 ounces with production of 200,000 ounces targeted for 2009.  Production for the second half 2007 is estimated at 50,000 ounces.

It is expected that production at Jacobina will be sustained at a rate of over 200,000 ounces per year after 2009 and, while this is largely dependant on upgrading the large indicated and inferred resources to reserves over the coming years, the resource base is considered sufficient for sustained production at this level from 2009 onward.

As part of the expansion strategy and upgrading of resources to reserves, underground mine development activities continued to progress at Canavieiras and at Morro do Vento Extension where most of the resource upgrade is expected.

The Company recorded a loss due to non-production costs for business interruption of $10.5 million during the six month period ended June 30, 2007 comprised of overheads and remediation costs associated with the sill pillar failure. Of this amount $4.4 million was recognized during the second quarter. The Company has filed an insurance claim in respect to these costs.  The insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Cash costs for the quarter were $448 per ounce and for the six months were $456 per ounce.  These costs are not considered representative of full operations at Jacobina.  Furthermore, these cash costs do not include the loss due to non-production costs during business interruption nor any potential proceeds from the insurance claim.

The Company recognized a mine operating loss for the quarter of $3.3 million and a mine operating loss of $3.2 million on a year to date basis.   The loss for the quarter resulted predominately in a write-down of inventory during the quarter.

GUALCAMAYO PROJECT

During the quarter the Company completed the permitting application process for Gualcamayo and continued the feasibility study relating to the main open pit deposit at Gualcamayo. Both the permit and feasibility study are now pending.  The Company expects start up of operations at Gualcamayo in mid 2008.

The company has spent $15.6 million for the six months in feasibility, fixed assets and pre-construction work in respect to Gualcamayo including contracting for engineering services, purchase of mine equipment and construction of the ore pass.  A total of $9.8 million was spent during the second quarter.

The Company completed an updated resource for the Quebrada Del Diablo (“QDD”) area in September 2006, which outlined 2.1 million ounces of measured and indicated resources. The QDD area will form the basis of the first phase of the feasibility study. The Amelia Ines/Magdalena deposit is located 800 metres to 1,200 metres west of the QDD zone. A feasibility study for this area will be completed in the Fall following a scoping study which will be delivered along with the QDD feasibility. As the ore from these deposits is significantly higher grade than QDD, the Company is studying the potential of mining and processing this material in the second year of operation for at least six years. A further reserve/resource determination of QDD Lower West is expected by the end of the year in order to evaluate the potential for underground operations in addition to the open pit operation.

During 2006, the Company discovered a high-grade, multi-metre wide zone below QDD called the QDD Lower West Zone. This zone is currently being accessed by an exploration decline so that bulk sampling and delineation/exploration drilling can be completed. The metallurgical tests and resource estimate will be used to complete a Preliminary Economic Evaluation (PEE) during the fourth quarter of 2007 with a feasibility study to follow early in 2008. Currently the Company is studying the potential for mining and processing the higher grade material in Year 3 of the mine life.

The Company is targeting to production of more than 200,000 ounces of gold per year over a mine life of at least 10 years.

SAN ANDRÉS

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006 (i)

Gold production	13,941 ounces	17,082 ounces	30,893 ounces	23,809 ounces
Gold sales	14,826 ounces	17,319 ounces	33,175 ounces	23,646 ounces

Cash costs per ounce produced	$ 391	$ 311	$ 373	$ 289

Grade	0.58 g/t	0.68 g/t	0.58 g/t	0.58 g/t
Recovery rate	94.0%	98.1%	90.9%	90.9%
Tonnes mined	797,797	838,162	1,832,706	1,162,006

(i) Includes production statistics from the date of acquisition of February 28, 2006

A total of 13,941 ounces of gold were produced during the quarter. This compared to 16,952 ounces produced during the quarter ended March 31, 2007 and 17,082 ounces for the comparative quarter ended June 30, 2006.  On a year to date basis, the San Andres Mine produced 30,893 ounces of gold.

A total of   0.8 million tonnes of ore were mined during the second quarter.  This compares to 1.0 million tonnes of ore mined during the first quarter.

Average cash costs for the quarter were $391 per ounce, an increase of 8.9% from average cash costs of $359 per ounce during the previous quarter ended March 31, 2007.  Year to date cash costs averaged $373 per ounce.

The average ore grade for the second quarter of 0.58 g/t was consistent with that of the first quarter. Ore grade is expected to return to higher levels during the third quarter.

The average mine recovery rate during the quarter increased from 88.4% during the first quarter to 94.0% during the second quarter 2007.

Operating earnings for the quarter were $3.2 million. This compares to $4.5 million for the previous quarter ended March 31, 2007. Mine operating earnings for the comparative quarter ended June 30, 2006 were $4.4 million.  Operating earnings for the six months were $7.7 million.

Revenue for the quarter was $9.8 million from the sale of 14,826 ounces of gold.

There is an indicated resource of 790,000 contained ounces (40.6 million tonnes at 0.61 g/t) outside of the current pit limits.  This resource was outlined as a result of drilling efforts following the acquisition of San Andrés in 2006.  The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential to significantly increasing the mine life and increasing annual production. The Company has applied for horizontal leach pad permit which would add five years to the mine life.  The permit is expected during the third quarter of 2007.  Planned production would increase to over 100,000 ounces per year for approximately ten years.

FAZENDA BRASILEIRO MINE

	For the three months ending		For the six months ending
Operating Statistics	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Gold production	19,060 ounces	19,658 ounces	41,377 ounces	37,401 ounces
Gold sales	20,992 ounces	19,803 ounces	41,791 ounces	34,912 ounces

Cash costs per ounce produced	$ 418	$ 334	$ 371	$ 343

Grade	2.47 g/t	2.80 g/t	2.70 g/t	2.58 g/t
Recovery rate	93.9%	93.0%	93.9%	90.74%
Tonnes mined	268,521	229,514	520,088	489,767
Tonnes milled	255,457	236,499	508,019	496,752

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of initial estimated remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately 80,000 ounces per year. Fazenda Brasileiro has a history of more than replacing ounces mined.

A total of 19,060 ounces of gold were produced during the second quarter. This compared to 19,658 ounces produced during the comparative quarter ended June 30, 2006 and 22,317 ounces produced during the first quarter 2007.  Production at the Fazenda Brasileiro Mine will vary from quarter to quarter and July is representative of this with production in July of 9,300 ounces.

Average cash costs for the quarter were $418 per ounce, an increase from the previous quarter.  Cash costs are expected to decline in subsequent quarters with production increases.

Lower production and higher cash costs are attributed to a 16% decrease in ore grade from 2.93 g/t during the first quarter 2007 to 2.47 g/t during the second quarter due to dilution. Fazenda Brasileiro Mine will vary from period to period.  Grades recovered to greater than 3.0 g/t for the month of. July.  The average ore grade for the comparative quarter ended June 30, 2006 was 2.80 g/t.

Tonnes mined and milled increased from the first quarter to the second quarter by 7.0% and 1.0% respectively.

The average mine recovery rate during the second quarter was 93.9% which is consistent with that of the first quarter.  The average mine recovery rate was    1.0% higher compared to that of the comparative quarter ended June 30, 2006.

Operating earnings for the quarter were $3.7 million. This compares to $2.9 million for the comparative quarter ended June 30, 2006.

Revenue for the quarter was $13.7 million from the sale of 20,992 ounces of gold.

FAZENDA NOVA MINE

	For the three months ending		For the six months ending
Operating Statistics	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Gold production	2,380 ounces	5,893 ounces	6,427 ounces	15,442 ounces
Gold sales	1,704 ounces	6,044 ounces	6,976 ounces	15,528 ounces

Cash costs per ounce produced	$ 589	$ 392	$ 565	$ 283

Grade	0.52 g/t	0.60 g/t	0.48 g/t	0.70 g/t
Recovery rate	117.6%	65.0%	98.3%	74.4%
Tonnes mined	119,588	475,228	424,396	922,240

Mining at the Fazenda Nova Mine stopped in May 2007 as the Mine is at the end of its mine life.  During the quarter the Mine produced a total of 2,380 ounces of gold for total production for the six months of 6,427 ounces of gold.  The Company has recorded a loss on the impairment of the Fazenda Nova Mine for the six months of $1.8 million and a mine operating loss of $4.7 million for the six months ended June 30, 2007 of which $2.7 million was recognized during the second quarter.

6.           LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at June 30, 2007 were $89.0 million compared to $69.8 million as at March 31, 2007 and $69.7 million as at December 31, 2006.  Cash increased due to cash flows generated from operations.

Working capital increased to $120.6 million as at June 30, 2007 compared to $97.4 million as at March 31, 2007 and $53.0 million as at December 31, 2006. The increase in working capital was mainly due to the ramp up of concentrate sales from the Company’s Chapada Mine.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the quarter was $90.9 million compared to $15.1 million for the comparative quarter ended June 30, 2006 an increase of approximately  504.0%.  Cash flow from operations before changes in non-cash working capital items for the six months ended June 30, 2007 was $159.8 million compared to $22.9 million for the comparative six month period ended June 30, 2006.

The strong cash flow growth results primarily from the ongoing production expansion.  Unrealized losses on derivatives of $20 million for the three months has been added back to accounting profit as the mark-to-market adjustments are non-cash charges.

Cash inflow from operations for the three and six months ended June 30, 2007 was $78.9 million and $92.7 million respectively.  Working capital continues to increase in line with the production growth.

FINANCING ACTIVITIES

Cash outflow from financing activities for the quarter ended June 30, 2007 were $5.0 million and included the following:

•      $3.0 million inflow from the exercise of options and warrants;
•      dividends paid of $3.8 million; and
        •      derivative hedge settlements of $3.5 million.

Cash inflow from financing activities for the comparative quarter ended June 30, 2006 were $87.8 million.

Cash inflow from financing activities for the six month period ended June 30, 2007 was $9.7 million compared to $93.1 for the comparative six month period ended June 30, 2006 which included larger cash inflows from the exercise options and warrants and an equity financing for gross proceeds of $179.7 million.

During the period, the Company increased its revolving credit facility to $300 million from the original $200 million entered into in December 2006.  The increased facility remains with similar terms as further described in Note 15 of the consolidated interim financial statements for the period ended June 30, 2007.  As at June 30, 2007, the Company had not drawn any amounts under the facility.

INVESTING ACTIVITIES

Cash flow from investing activities includes expenditures on property, plant and equipment, mineral properties and construction. A cash outflow from investing activities of $  57.9 million for the quarter consisted primarily of expenditures of $25.4 million on mineral properties and $22.8 million on property, plant and equipment acquisitions.

Current quarter cash outflows from investing activities compare to an outflow of $57.2 million during the comparative period June 30, 2006.

Cash outflows from investing activities for the six months ended June 30, 2007 were $  86.7 million which compares to an outflow of $ 117.6 million for the comparative six months ended June 30, 2006.

7.           CAPITALIZATION

Shareholders’ equity as at June 30, 2007 was $1.8 billion compared to $1.8 billion as at March 31, 2007 and $1.7 billion as at December 31, 2006.

SHARE CAPITAL

As at June 30, 2007, the Company had 355.2 million (December 31, 2006 – 344.6 million) common shares outstanding. The weighted average shares outstanding for the quarter ended June 30, 2007 was 354.5 million common shares and 366.7 million common shares on a diluted basis.

The Company issued a total of 0.5 million and 5.7 million common shares during the three and six month periods ended June 30, 2007 in respect to the exercise of stock options and warrants.  As at June 30, 2007, the Company had a total of 48,500 shares to be issued.

WARRANTS

As at June 30, 2007, the Company had a total of 16.8 million (December 31, 2006 - 16.9 million) share purchase warrants outstanding with an average exercise price of C$8.66 per share. Expiry dates on share purchase warrants range from July 2007 to May 2011, and exercise prices range from C$2.09 to C$19.08. All outstanding warrants were exercisable as at June 30, 2007. The weighted average remaining life of warrants outstanding was 2.14 years (December 31, 2006 - 2.64 years).

There were no warrants issued during the quarter.

As at June 30, 2007 dilutive warrants would contribute an additional $52.6 million into treasury.

STOCK OPTIONS AND STOCK-BASED COMPENSATION

As at June 30, 2007, a total of 10.7 million stock options were outstanding of which 10.6 million were exercisable. This compares to a total of 16.1 million stock options outstanding as at December 31, 2006 of which 15.9 million were exercisable. Stock options outstanding as at June 30, 2007 had a weighted average exercise price of C$8.37 per share (December 31, 2006 - C$7.27 per share) and a weighted average remaining life of 3.94 years (December 31, 2006 - 4.55 years).

There were no stock option grants during the quarter.  The company expensed a total of $0.1 million related to deferred compensation on vested options during the quarter.

As at June 30, 2007, dilutive options would contribute an additionally $89.2 million into treasury.

8.           GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $10.7 million for the quarter which compares to $8.3 million for the first quarter of 2007 and $5.3 million for the comparative quarter ended June 30, 2006. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

9.           FOREIGN EXCHANGE

The Company recognized a foreign exchange loss of $5.3 million during the quarter comprised of exchange losses in Brazil of $7.3 million and $1.2 million in Argentina, offset by an exchange gain of $3.2 million in Canada. This compares to a foreign exchange gain of $2.1 million for the comparative period ended June 30, 2006. On a year to date basis the Company has recognized a foreign exchange loss of $6.7 million compared to $5.6 million foreign exchange loss in the six months ended June 30, 2006.

The Real-US Dollar exchange rate as at June 30, 2007 was 1.9262 compared to 2.0504 as at March 31, 2007. This represents an increase in the value of the Real of approximately 6% during the quarter.

The exchange loss in Argentina was due to the strengthening of the Peso over the first quarter. The Argentine Peso - US Dollar exchange rate as at June 30, 2007 was 3.1012, a change of approximately 1.0% from the rate as at March 31, 2007 of 3.1235.

The Canadian–US Dollar exchange rate as at June 30, 2007 was 1.0634 compared to 1.1546 as at March 31, 2007.  This represents an 8% strengthening Canadian Dollar relative to the US dollar.

As at the quarter end, the Company held cash of US$32.1 million, C$5.1 million, R$81.6 million, ARG$28.1 million and LEM$10.9 million.

During the first quarter, the Company entered into currency hedges whereby the value of the Real has been fixed against the US Dollar as further discussed in Section 15 “Currency Hedging”.

10.           INVESTMENT INCOME AND INTEREST EXPENSE

The Company had interest and other business income of $4.1 million and $5.0 for the three and six months ended June 30, 2007, respectively. This compares to $1.6 million and $3.1 in interest income for the comparative periods ended June 30, 2006. Interest expense for the three and six months ended June 30, 2007 was $3.6 million and $6.0 million, respectively, consisting of mainly of interest expense related to copper derivatives.  This compares to $25.7 million for the comparative three and six month periods consisting mainly of financing fees related to the repayment of previously held debt.

11.           INCOME TAXES

The Company recorded an income tax expense of $13.9 million for the quarter ($34.7 million for the six months ended June 30, 2007). The tax provision reflects a future income tax recovery of $2.2 million ($10.7 million income tax expense for the six months ended June 30, 2007) and a current income tax expense of $16.1 million ($24.0 million for the six months ended June 30, 2007). The current quarter income tax expense represents 20.8% (30.2% for the six months ended June 30, 2007) of pre-tax income for the second quarter.

The consolidated balance sheet reflects an increase in current and future income tax liabilities as the Company records increased 2007 taxable income from the Chapada Mine.  Additionally, the tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter corporate debt which represents approximately 4.0% of the effective tax rate for the quarter (6.8% for the six months ended June 20, 2007). This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 16.8% for the second quarter (23.3% for the six months ended June 30, 2007).

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.  The effective tax rate will also be dependent on the tax impact of the copper mark-to-market fluctuations.

The decrease in the second quarter tax provision was a result of the following items:  an increase in the mark-to-market loss on derivatives; a decrease in the mark-to-market gain on concentrate receivables; and a reversal of the valuation allowance to recognize the future tax asset on the Jacobina business interruption.

The Company has commenced the implementation of a global restructuring plan in order to minimize the annual global effective tax rate.  The restructuring plan will be completed in stages over the next two quarters.  The full impact of the restructuring plan will be realized in 2008.  Based on the current gold prices, the tax rate on operations is projected to be in the range of 22% to 25%.

12.           CLOSURE AND RECLAMATION COSTS

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged during the quarter was $0.4 million. This compares to $0.2 million for the quarter ended June 30, 2006.  Accretion expense for the six month period ended June 30, 2007 was $0.7 million.  This compares to $0.3 million for the comparative six months ended June 30, 2006.

13.           CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at June 30, 2007 (in thousands of dollars):

Year	2007	2008	2009	2010	2011 and thereafter	Total

Mine operating and service contracts
Fazenda Brasileiro	$553	$155	$23	$–	$–	$731
Fazenda Nova	894	10	–	–	–	904
Chapada	30,016	3,883	2,979	–	–	36,878
São Francisco	21,559	1,597	28	–	–	23,184
Jacobina	3,909	153	35	–	–	4,097
San Andrés	840	1,500	1,500	1,500	–	5,340
Gualcamayo	5,901	227	–	–	–	6,128
Other	2,821	701	598	544	121	4,785

	$66,493	$8,226	$5,163	$2,044	$121	$82,047

14.           CURRENCY HEDGING

The Company has entered into forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly sales beginning in February 2007 through to February 2010.  Of the amount hedged approximately 31.6 million Reais has been settled to date.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $3.3 million and $8.4 million for the three and six months ended June 30, 2007 credited to other comprehensive income and the ineffective portion of $1.0 million and $2.7 million for the three and six months ended June 30, 2007 credited to earnings.

15.           COPPER HEDGING PROGRAM

In 2006, the Company implemented a copper hedging program beginning in late 2005 that was intended to help secure a less than two year payback at its Chapada Mine and to protect future earnings and cash flows.  Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenue.

This program includes a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting may not be possible. Accordingly, changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until such time the contracts are closed in January 2009. The unrealized mark-to-market loss represents the value on notional cancellation of these contracts based on market values as at June 30, 2007 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses nor does it represent an economic obligation for the Company.

The Company recorded a mark-to-market loss of $19.9 million and $28.7 million for the three and six month periods ended June 30, 2007 (three months June 30, 2006 – $11.4 million, six months June 30, 2006 – $20.3 million) in respect to these commodity contracts.  The Company has a total of 120.4 million pounds under open contracts as at June 30, 2007.

Subsequent to the quarter end, the Company entered into copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.  One of these benefits of these hedges is that it increases the impact of gold to the Company’s unhedged revenue and as such increases the Company’s leverage to gold.

16.           CONTINGENCIES

(a)
A sales tax audit was completed by Brazilian state tax authorities which could result in a liability, including penalties or a potential loss of recoverable Brazilian sales tax credits, which have been recorded as receivables, of approximately $1.6 million including penalties that have been recorded as receivables. The Company has not recorded the potential negative impact of the results of the sales tax audit as at March 31, 2007 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

(b)
The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be $18.5 million which has been accrued as at June 30, 2007. The Company will continue to monitor the issue in the future. Adjustments if any, will be recorded if circumstances change or the matter is settled. The liability has increased from first quarter by $1.3 million due to the impact of in the movement of the Real relative to the US dollar during the quarter.

17.           ACQUISITIONS AND GOODWILL

During the fourth quarter of 2006, the Company acquired Viceroy Exploration Ltd. With this acquisition, the Company acquired a development stage project, Gualcamayo in Argentina. The acquisition was accounted for using the purchase method of accounting for business combinations. The cost of the acquisitions has been allocated to identifiable assets and liabilities acquired. The allocation of the purchase price for Viceroy Exploration Ltd. represents management’s initial estimates. A detailed valuation is expected to be completed in 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to mineral properties and a change to the value attributable to tangible assets. The unallocated purchase price has been included in mineral properties for balance sheet presentation.

Additionally, during the 2006 year, the Company acquired Desert Sun Mining Corp. Approximately $55 million, being the excess of the purchase price over the net assets acquired of Desert Sun Mining Corp., represented goodwill. Goodwill primarily represents the advantage of sustaining and growing a portfolio of mining operations and synergies that are realizable from consolidating certain business functions. The Company will test for impairment of goodwill on an annual basis during the fourth quarter of the fiscal year.

18.           OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet investment of debt arrangements.

19.           EXPLORATION AND DEVELOPMENT

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $4.5 million during the second quarter on exploration programs. This compares to $8.5 million during the previous quarter ended March 31, 2007 for a total $13 million spent year to date.

São Francisco, Brazil

Yamana has begun its previously announced deep drilling program to investigate the potential resource extension in depth at São Francisco gold mine, Mato Grosso, Brazil. When construction began at São Francisco in 2006, Yamana indicated that a deep drilling program would begin some time after the start up of operations.

Drilling to date continued to identify mineralization.  Drill hole SF-487 returned two mineralized intervals grading 7.17 g/t Au over 1.5m (true width) and 6.08 g/t Au over 8.9 metres (true width), including 30.1 g/t Au over 1 metre (true width).  Results from SF-486 returned 4.82 g/t Au over two metres, within a zone of 1.33 g/t Au over true width of 18 metres, at a depth of 778 metres (514 metres below the final pit bottom).  The two deep holes drilled to date extend the mineralization 300 metres deeper than the current resources. Drilling will continue to investigate the deep zone to the east of the deposit.

Measured and indicated resources at São Francisco as at December 31, 2006 total 88.1 million tonnes at 0.66 g/t gold, containing 1.87 million ounces of gold (total measured resources of 36.6 million tonnes at 0.73 g/t gold and total indicated resources of 51.5 million tonnes at 0.61 g/t gold).  Additional inferred resources total 110.6 million tonnes at 0.40 g/t Au, containing 1.436 million ounces of gold. This represents a significant increase from the original feasibility study predominantly along strike of the open pit mine. Extension drilling along strike continues as well as in-fill drilling to upgrade resources to reserves.

These results continue to demonstrate the potential at São Francisco for further open pit mine life and a possible underground deposit.

C1-Santa Luz, Brazil

C1-Santa Luz is located on the Rio Itapicuru Greenstone Belt north of the Fazenda Brasileiro mine. The most recent resource estimate update for the C1 and Antas 1 contiguous deposits, completed in February 2007, is summarised in the following table:

C1/Antas 1 Mineral Resource Estimates (0.5g/t Au cut-off)
	Indicated			Inferred
	Tonnes	Au	Ounces	Tonnes	Au	Ounces
Deposit	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
C1	17,859	1.62	927	8,167	1.4	374
Antas 1	1,749	2.02	114	419	2.1	28
Total	19,608	1.65	1,041	8,586	1.5	402

(1)
The Mineral Resources for the C1/Antas 1 deposits as set out in the table above have been prepared by Chris Arnold, principal resource geologist of GRD Minproc Limited, under the direction of Ross Oliver, manager mining & geology, GRD Minproc Limited.

Year to date, a total of 8,745 metres in 59 diamond drill holes were completed primarily on Antas 3 North, which is an adjacent target to C1 with potential to increase the known resource up to 1,200 metres of strike length. Three holes were initially drilled in Antas 2; a smaller and higher grade drill target located 800 metres southwest of C1. Drill results received so far have confirmed the expansion of the open pitable resource as shown in the table below.

The most significant results from drilling at Antas 3 North and Antas 2 include:

Hole	Area	From	To	Interval	Gold Grade
		(m)	(m)	(m)	g/t Au
AT-6	Antas 3	105.9	113.0	7.1	2.38
		135.1	149.0	13.9	1.58
AT-7	Antas 3	169.9	173.0	3.1	2.65
AT-8	Antas 3	130.4	136.3	5.9	2.88
AT-9	Antas 3	148.1	166.1	17.0	1.77
AT-11	Antas 3	154.0	180.0	26.0	1.32
AT-41	Antas 3	85.6	103.0	17.4	2.52
AT-138	Antas 3	32.0	35.6	3.6	1.08
ANTR202	Antas 2	8.0	30.0	22.0	8.09
ANTR205	Antas 2	15.0	21.0	6.0	2.98
ANTR191	Antas 2	0.0	2.0	2.0	1.15
		7.0	16.0	9.0	1.84

Drill core samples from C1-Santa Luz  were analyzed for fire assay at SGS-Geosol, an ISO 9001, 2000 laboratory, in their Jacobina facility, and checked by ACME Laboratory, based in Goiania, Brazil.  Accuracy and precision of results is submitted to a systematic quality control protocol, following industry standards.

All of these results are near surface and Yamana believes that the open pit resource is likely significantly larger at grades higher than originally anticipated.

An intensive drilling program of 20,000 metres in 174 holes is currently ongoing at C1-Santa Luz, targeting an open pitable resource expansion to the south. Nine drill rigs are currently on site and Yamana expects to complete the drilling program by early October.  Drill targets included in this program are:  C1-Antas 1 in-fill, Antas 3 North, Antas 2, Antas 3 South, Mansinha and Marí which are all located within 12 km of the planned mill facilities.

The feasibility study is expected by the end of 2007 with operations beginning in early 2009.

C1-Santa Luz is significant as it further demonstrates Yamana’s commitment to organic, internal growth. Originally targeted for drilling in late 2004, C1-Santa Luz was taken to a scoping study which indicated an initial reserve although continued drilling was recommended. The February 2007 resource estimate significantly increased the known resource in the scoping study. Current and planned drilling suggest a larger deposit and at higher grades than contemplated in February.

Gualcamayo, Argentina

The feasibility study for the main Quebrada Del Diablo (QDD) deposit is pending.  In addition, a resource update for the Amelia Ines and Magdalena (AIM) satellite deposits at Gualcamayo, located approximately 1.0 and 1.5 km northwest of QDD, is in progress.
Drilling results since the 2004 resource estimate as previously disclosed include the following Hole QD-400 (4.90 gpt Au over 149.15 m), Hole QD-403 (6.61 gpt Au over 45.22 m), Hole QD-399 (10.00 gpt Au over 21.50 m), Hole QD-389 ( 2.65 gpt Au over 78.67 m)  and Hole QD-397 ( 2.58 gpt Au over 63.96 m).  The pending resource update will account for this information.

Some of the more recent significant drill core length intercepts include QD-411 (51 metres at 2.25 g/t Au), QD-412 (114 m at 4.73 g/t Au), QD-414 (72 m at 4.4 g/t Au), QD-415 (36m at 1.58 g/t Au), QD-416 (44m at 1.22 g/t Au), QD-427 (71m at 1.99 g/t Au, including 36m at 2.70 g/t Au), QD-435 (17.7m at 3.98 g/t Au), QD-436 (32.4m at 3.23 g/t Au) and QD-439 (28 m at 4.12 g/t Au). The additional higher grade oxides outcrop along the eastern edge of the Amelia Ines deposit are easily accessible with existing road infrastructure and could therefore have a significant impact on the Gulacamayo project’s economics in the initial years of production as the average grade is more than 2.5 times that of the main QDD deposit.  These results will be included in a new AIM resource estimate used to complete an AIM feasibility study by the end of September 2007.

Yamana’s commitment to resource expansion includes further defining and increasing resources at properties or mines that become part of Yamana through acquisition. The Gualcamayo project was acquired only in late 2006 and since then significant efforts have been made at advancing the feasibility study and expanding the size of the deposit.

San Andrés, Honduras

Yamana continues to significantly expand the resource base at San Andrés. Since acquiring the property, Yamana has increased the measured and indicated resources and the resource base is expected to increase further by the end of 2007 as drilling continues. Further efforts are also underway to upgrade resources to reserves as Yamana intends to develop a mine plan providing for production of 100,000 ounces per year (currently 65,000 ounces) for a ten year period (currently approximately five years).

Pillar de Goias, Brazil

Drilling is in progress on the Pillar de Goias Greenstone Belt in central Brazil to further delineate targets. To date, there are 28 drill holes including 19 historical and 9 recently drilled by Yamana with results pending on two initial targets.

Nicaragua Exploration

Geological mapping and sampling is underway at two main targets in Siuna District, Nicaragua. Cerro Potosi has a known resource and historical drilling results. At Cerro Aeropeurto, located 1.1 kilometres south of Cerro Potosi, a historical RC hole intersected 49 metres at a grade of 2.3 g/t Au including 9 metres at 11 g/t Au, 4.5 metres at 56 g/t Au and 3 metres at 10% Zn. Cerro Potosi and Cerro Aeropeurto are early-stage targets, and may be part of the same structure.

Yamana Exploration in 2007

Yamana will continue its existing and new exploration programs for the remainder of 2007 having allocated a total budget of approximately $32 million focusing primarily at and around Gualcamayo in Argentina, on the Bahia Gold Belt near and north of Jacobina mine, on the Itapicuru Greenstone Belt north of Fazenda Brasiliero mine, on the Pillar de Goias Greenstone Belt and on the Guapore Greenstone Belt south of the São Francisco mine.  Yamana will continue to provide regular exploration updates throughout the year.

The exploration programs are being supervised by Dr. Evandro Cintra, P. Geo., vice president, exploration of Yamana Gold who is a Qualified Person as defined by National Instrument 43-101.  Dr. Cintra has verified the data disclosed and has reviewed and approved the contents of this press release.

20.           GOLD AND COPPER MARKETS

For the quarter ended June 30, 2007, spot gold prices averaged $668 per ounce. This average price was 6% higher than the comparative second quarter of 2006 and 3.0% higher than the first quarter of 2007.  The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability is highly dependant on spot gold prices. Gold prices are currently being supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and increased producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the recent near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter ended June 30, 2007, spot copper prices averaged $3.46 per pound, approximately 29% higher than the average spot price for the first quarter. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong Chinese consumption, lower industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand.  These factors caused copper prices to increase and remain at current levels or comparable to current levels. The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

21.           RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

The Company holds mining properties in Brazil, Honduras and Argentina and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries. In December 2006, the Company submitted an Environmental Impact Statement document to the San Juan authorities where the Gualcamayo Project is located. However, there is no assurance that an EIS permit will be issued.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Honduran Lempira, Argentine Peso and Canadian Dollars and revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The mining industry is intensely competitive and is highly dependent on commodity prices. A decline in the price of gold or copper could negatively impact the Company’s operations.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2006. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

22.           CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•       Closure and reclamation costs
 Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•       Depletion and impairment of mineral properties
Depletion and impairment of mineral properties are impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and resources. Differences between management’s assumptions and market conditions could have a material effect in the future of the Company’s financial positions and results of operation.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

•      Goodwill and impairment testing
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount continues to be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•      Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Income taxes
Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•      Purchase price allocations on business acquisitions
Purchase price allocations on business acquisitions are determined based on management’s best estimates. The allocation of the purchase price for Viceroy Exploration Ltd. represents management’s initial estimates. A detailed valuation is expected to be completed in 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to mineral properties and a change to the value attributable to tangible assets.

23.       CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at June 30, 2007, there were no material changes in management’s assessment of disclosure controls and procedures. As such, the Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the quarter ended June 30, 2007 the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

No significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation as at December 31, 2006.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud or error, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2007 and December 31, 2006 and results of operations for the period ended June 30, 2007 and for the period ended June 30, 2006. This Management’s Discussion and Analysis has been prepared as of August 6, 2007. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three month period ended June 30, 2007 and for the period ended June 30, 2006 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2006 and the most recent Annual Information Form for the period ended December 31, 2006 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions; risk relating to international operations; the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

YAMANA GOLD INC.
Consolidated Balance Sheets
As at
(In thousands of US Dollars; unaudited)

	June 30, 2007	December 31, 2006

ASSETS
Current
Cash and cash equivalents	$88,956	$69,680
Accounts receivable	72,081	6,036
Advances and deposits	29,685	24,244
Inventory	62,325	51,252
Income taxes recoverable	39	2,248
Derivative related assets	14,058	–

	267,144	153,460

Capital
Property, plant and equipment	370,144	134,792
Assets under construction	1,060	224,650
Mineral properties	1,556,187	1,496,732

	1,927,391	1,856,174

Other
Available-for-sale securities	29,852	28,009
Share purchase warrants held	389	313
Other assets	43,806	34,452
Future income tax assets	83,597	53,784
Goodwill	55,000	55,000

	212,644	171,558

	$2,407,179	$2,181,192

LIABILITIES
Current
Accounts payable	$48,034	$39,467
Accrued liabilities	17,100	10,722
Income taxes payable	9,608	3,922
Derivative related liabilities	70,801	44,423
Current portion of long-term liabilities	1,026	1,927

	146,569	100,461

Long-term
Asset retirement obligations	22,626	18,720
Future income tax liabilities	389,198	328,372
Long-term liabilities	18,479	17,049

	430,303	364,141

	576,872	464,602

SHAREHOLDERS’ EQUITY
Capital Stock
Issued and Outstanding 355,188,454 common shares (December 31, 2006 - 344,595,212 shares)	1,715,097	1,619,850
Shares to be issued	557	42,492
Share purchase warrants	72,915	73,004
Contributed surplus	43,117	61,578
Accumulated other comprehensive income	5,844	–
Deficit	(7,223)	(80,334)

	1,830,307	1,716,590

	$2,407,179	$2,181,192

YAMANA GOLD INC.
Consolidated Statements of Operations
For the Periods Ended
(In thousands of US Dollars; unaudited)

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Revenues	$183,667	$41,882	$328,800	$58,956
Cost of sales	(62,781)	(22,630)	(120,955)	(32,059)
Depreciation, amortization and depletion	(13,850)	(7,547)	(24,104)	(9,914)
Accretion of asset retirement obligations	(377)	(223)	(707)	(323)

Mine operating earnings	106,659	11,482	183,034	16,660

Expenses
General and administrative	(10,651)	(5,312)	(18,909)	(8,682)
Foreign exchange (loss) gain	(5,275)	2,100	(6,693)	5,593
Loss on impairment of the Fazenda Nova Mine	–	–	(1,821)	–
Non-production costs during business interruption	(4,440)	–	(10,465)	–
Stock-based compensation	(137)	(37,540)	(561)	(37,540)

Operating earnings (loss)	86,156	(29,270)	144,585	(23,969)

Investment and other business income	4,082	1,602	5,016	3,051
Interest and financing expense	(3,638)	(25,721)	(6,025)	(25,726)
Unrealized loss on derivatives	(19,931)	(11,390)	(28,700)	(20,286)
Loss on assets held for sale	–	(1,085)	–	(2,186)

Earnings (loss) before income taxes	66,669	(65,864)	114,876	(69,116)

Income tax (expense) recovery	(13,908)	7,552	(34,690)	4,897

Net earnings (loss)	$52,761	$(58,312)	$80,186	$(64,219)

Basic earnings (loss) per share	$0.15	$(0.21)	$0.23	$(0.27)

Diluted earnings (loss) per share	$0.14	$(0.21)	$0.22	$(0.27)

Basic weighted average number of shares outstanding (in thousands)	354,535	279,171	353,611	237,255

Diluted weighted average number of shares outstanding (in thousands)	366,690	279,171	366,908	237,255

YAMANA GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the Periods Ended
(In thousands of US Dollars; unaudited)

	June 30, 2007	December 31, 2006

Common shares (in thousands)
Balance, beginning of period	344,595	191,342
Issued on exercise of stock options, share appreciation rights andwarrants	5,663	15,540
Issued on business acquisitions	4,070	119,874
Public offering	–	17,400
Other (including acquisition of Maria Preta Property)	860	439

	355,188	344,595

Common shares
Balance, beginning of period	$1,619,850	$310,409
Issued on exercise of stock options, share appreciation rights andwarrants	44,511	82,594
Issued on business acquisitions	39,483	1,053,071
Public offering, net of issue costs	–	170,030
Other (including acquisition of Maria Preta Property)	11,253	3,746

	$1,715,097	$1,619,850

Shares to be issued
Balance, beginning of period	$42,492	$–
(Issued) exercise of stock options, share appreciation rights andwarrants	(2,512)	3,069
Issued on business acquisitions	(39,423)	39,423

	$557	$42,492

Share purchase warrants
Balance, beginning of period	$73,004	$3,737
Warrants issued	–	13,111
Expiry or exercise of warrants	(89)	(18,355)
Value of warrants acquired on business acquisitions	–	74,511

	$72,915	$73,004

Contributed surplus
Balance, beginning of period	$61,578	$4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(18,734)	(35,657)
Stock-based compensation on the grant or vesting of stock options	273	38,516
Value of options acquired on business acquisitions	–	54,041
Expiry of warrants	–	2

	$43,117	$61,578

Total capital stock and contributed surplus	$1,831,686	$1,796,924

Deficit
Balance, beginning of period	$(80,334)	$(3,848)
Opening adjustments	249	–
Net earnings (loss)	80,186	(70,163)
Dividends declared	(7,324)	(6,323)

	(7,223)	(80,334)

Accumulated other comprehensive income	5,844	–

Total deficit and accumulated other comprehensive income	$(1,379)	$(80,334)

Consolidated Statements of Comprehensive Income
For the Periods Ended
(In thousands of US Dollars, unaudited)

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net earnings (loss)	$52,761	$(58,312)	$80,186	$(64,219)
Other comprehensive income, net of tax	5,057	–	8,507	–

Comprehensive income (loss)	$57,818	$(58,312)	$88,693	$(64,219)

YAMANA GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended
(In thousands of US Dollars; unaudited)
	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Operating Activities
Net earnings for the period	$52,761	$(58,312)	$80,186	$(64,219)
Asset retirement obligations realized	(769)	(181)	(860)	(218)
Non-operating financing fee	–	5,000	–	5,000
Items not involving cash
Depreciation, amortization and depletion	13,850	7,547	24,104	9,914
Stock-based compensation	137	37,540	561	37,540
Future income taxes	(2,186)	(9,634)	10,676	(4,897)
Accretion of asset retirement obligations	377	223	707	323
Unrealized foreign exchange losses (gains)	6,165	20	9,159	5
Unrealized loss on derivatives	19,931	11,390	28,700	20,286
Impairment of the Fazenda Nova Mine and other assetwrite-offs	–	–	1,821	–
Provision for losses on inventory	2,073	–	3,673	–
Financing expenses	238	19,744	419	19,742
Other	(1,672)	1,714	687	(563)

	90,905	15,051	159,833	22,913

Net change in non-cash working capital	(12,054)	260	(67,121)	(7,710)

	78,851	15,311	92,712	15,203

Financing Activities
Issue of common shares, options and warrants for cash (netof issue costs)	3,027	205,971	23,219	211,451
Dividends paid	(3,778)	–	(7,218)	–
Settlement of derivatives	(3,472)	–	(4,462)	–
Deferred financing charges	(214)	(14)	(534)	(224)
(Repayment) of notes payable and long term liabilities	(577)	(118,135)	(1,284)	(118,135)

	(5,014)	87,822	9,721	93,092

Investing Activities
Expenditures on mineral properties	(25,366)	(17,731)	(40,918)	(19,372)
Acquisition of property, plant and equipment	(22,843)	(6,357)	(31,334)	(7,950)
Expenditures on assets under construction	(865)	(43,018)	(2,565)	(93,634)
Cash acquired on business combinations (net of costs)	(400)	15,311	(848)	11,674
Other assets	(8,429)	(5,385)	(11,051)	(8,299)

	(57,903)	(57,180)	(86,716)	(117,581)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	3,214	–	3,559	–

Increase (decrease) in cash and cash equivalents	73,837	45,953	102,433	(9,286)

Cash and cash equivalents, beginning of period	69,808	96,394	69,680	151,633

Cash and cash equivalents, end of period	$88,956	$142,347	$88,956	$142,347

Cash and cash equivalents are comprised of the following:
Cash at bank	$87,225	$107,914	$87,225	$107,914
Bank term deposits	1,731	34,433	1,731	34,433

	$88,956	$142,347	$88,956	$142,347

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Operating Activities
Net earnings for the period	$52,761	$(58,312)	$80,186	$(64,219)
Asset retirement obligations realized	(769)	(181)	(860)	(218)
Non-operating financing fee	–	5,000	–	5,000
Items not involving cash
Depreciation, amortization and depletion	13,850	7,547	24,104	9,914
Stock-based compensation	137	37,540	561	37,540
Future income taxes	(2,186)	(9,634)	10,676	(4,897)
Accretion of asset retirement obligations	377	223	707	323
Unrealized foreign exchange losses (gains)	6,165	20	9,159	5
Unrealized loss on derivatives	19,931	11,390	28,700	20,286
Impairment of the Fazenda Nova Mine and other assetwrite-offs	–	–	1,821	–
Provision for losses on inventory	2,073	–	3,673	–
Financing expenses	238	19,744	419	19,742
Other	(1,672)	1,714	687	(563)

	90,905	15,051	159,833	22,913

Net change in non-cash working capital	(12,054)	260	(67,121)	(7,710)

	78,851	15,311	92,712	15,203

Financing Activities
Issue of common shares, options and warrants for cash (netof issue costs)	3,027	205,971	23,219	211,451
Dividends paid	(3,778)	–	(7,218)	–
Settlement of derivatives	(3,472)	–	(4,462)	–
Deferred financing charges	(214)	(14)	(534)	(224)
(Repayment) of notes payable and long term liabilities	(577)	(118,135)	(1,284)	(118,135)

	(5,014)	87,822	9,721	93,092

Investing Activities
Expenditures on mineral properties	(25,366)	(17,731)	(40,918)	(19,372)
Acquisition of property, plant and equipment	(22,843)	(6,357)	(31,334)	(7,950)
Expenditures on assets under construction	(865)	(43,018)	(2,565)	(93,634)
Cash acquired on business combinations (net of costs)	(400)	15,311	(848)	11,674
Other assets	(8,429)	(5,385)	(11,051)	(8,299)

	(57,903)	(57,180)	(86,716)	(117,581)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	3,214	–	3,559	–

Increase (decrease) in cash and cash equivalents	73,837	45,953	102,433	(9,286)

Cash and cash equivalents, beginning of period	69,808	96,394	69,680	151,633

Cash and cash equivalents, end of period	$88,956	$142,347	$88,956	$142,347

Cash and cash equivalents are comprised of the following:
Cash at bank	$87,225	$107,914	$87,225	$107,914
Bank term deposits	1,731	34,433	1,731	34,433

	$88,956	$142,347	$88,956	$142,347